September 8, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Response to Comments on Mesa Laboratories, Inc.

Form 10-K for the fiscal year ended March 31, 2010

Filed June 29, 2010

File No. 0-11740

Gentlemen and Ladies:

We have reviewed your comments regarding our Form 10-K filing referenced above, and offer our following responses.

Form 10-K for the fiscal year ended March 31, 2010

Note 11 Segment Data, page 41

1.                                       You have questioned whether we meet aggregation criteria as outlined in FASB ASC 280-10-50-1 as this relates to segment reporting within our operations in prior comments.  You have additionally requested a copy of our financial information package that is provided to our CODM for the periods ended March 31, 2010 and June 30, 2010.  I am sending these reports directly to you via overnight courier service due to their size.  These reports are generated from our financial system and include a Balance Sheet with all accounts, a period and year-to date Income Statement for all accounts, a quarter and year-to-date Income Statement for all accounts, a series of reports with the expense accounts and total expense for each department we track for the period and year-to-date, and a series of reports with the expense accounts and total expense for each department we track for the quarter and year-to-date.  I am also including a quarterly administration department report for the period ended June 30, 2010.  The second half of this report contains top level financial analysis of our various departments and is provided to the CODM, the various department heads and ultimately the Board of Directors.  A similar report for the quarter ended March 31, 2010 was not produced this year due to the extra demands of an acquisition which was completed on April 27, 2010.  No other financial reports are produced for management by myself or my staff with the exception of our regular Form 10-Q and Form 10-K filings.

Within the departmental expense reports you will find an initial report that details sales categories and our top level cost of goods sold expense accounts with a gross profit total for each product line,and this is as far as we track profitability by product line within any of our reporting.  Each department report typically will show lines for operating profit, earnings before income tax and net income, but you will notice that these numbers are simply repeats of the department total.  We do not track operating income, earnings before income tax or net income in any of our reporting for any of our product lines.  Following the sales/cost of goods sold department for each product line you will find one to two overhead departments.  These departments will show a total of zero dollars because they have been cleared to the top level overhead expense account in cost of goods sold.  Within these departments you will find an account titled account clearing with a negative balance which represents the total for the department that was cleared to the top level overhead account.  After the overhead departments you will find a marketing department which tracks the sales and marketing costs associated with those products in the product line.  The remainder of the departments include facilities which are cleared and distributed to all departments based in Lakewood, CO, material/warehouse which is cleared and distributed to all cost of goods sold departments based in Lakewood, CO, Quality which is cleared and distributed to all cost of goods sold departments based in Lakewood, CO and customer service which is cleared and distributed to all marketing departments based in Lakewood, CO.  After those departments we have a single research and development department, administration department, other income department, other expense department and income tax department, none of which are allocated by product line.

Our assessment of segments within our company has been impacted by a recent acquisition, which was completed on April 27, 2010.  At that time, we acquired all of the stock of SGM Biotech, Inc. located in Bozeman, MT.  SGM Biotech has been a competitor to our biological indicator products which are sold under the Raven brand name and are produced by our plant in Omaha, NE.  Except for the product mix the Raven and SGM products are identical in appearance, function and use.  Since the acquisition of SGM, we have been conducting internal meetings to determine the best method to integrate and manage these products going forward.  It has recently been determined that we will combine the Raven and SGM products under a single executive officer level business manager (CODM) and track those operations within their own chart of accounts as a reportable segment.  The four product lines that will be produced at Lakewood, CO are all electronic measurement instruments utilized in quality control applications mainly within the medical, food and pharmaceutical industries.  These industries are all subject to extensive federal and state regulation.  The Lakewood operations will continue to operate under the CEO as CODM for that operation and will be tracted within a separate chart of accounts for that segment of our business.  Each of these two operating units or segments will then be consolidated for external reporting purposes and will be reported as separate segments going forward in our financial reporting.  Going forward we do not expect to have these separations of segments actually completed until late in the quarter ended December 31, 2010, but in an effort to comply with your past comments on segment reporting we will make our best efforts to try and separate and report these segments beginning with our September 30, 2010 Form 10-Q filing.

To recap, going forward we intend to operate and report as two operating segments of roughly the same size.  There will be separate reporting structures that we expect to track down to the net income level.  One segment will include all of our disposable biological indicator products, which are now manufactured in Omaha, NE and Bozeman, MT and are sold for various medical and industrial sterilization applications.  The second segment will be an aggregation of several electronic measurement device product lines utilized in various quality control applications and focused on medical, pharmaceutical and food processing applications.  Each segment will report separately and will be responsible to separate CODM’s on a day-to-day basis.  To provide further information to our shareholders we intend to continue to disclose product line sales for all product lines as we have done in our June 30, 2010 Form 10-Q filing.

2.                                       You have asked why we provide a second income statement by department to our CEO.  While we call this report an income statement you will be able to see from the samples of the report we are providing that this is a series of reports that show all the expense categories for each department with a total of all expenses for that department.  These reports allow the CEO to monitor the performance of individual department heads in comparison to prior year.  We also monitor the growth of these expenses in relation to the growth or decline of the associated product revenues.  The first department within a product group is used to track both the revenue general ledger accounts and the summary cost of goods sold general ledger accounts for that product line.  Each of these two account groups are subtotaled and a gross profit number is produced.  This is a feature that is embedded in the software and must be used.  The remainder of the departments tracked simply subtotal and do not compare back to sales.

3.                                   You have asked for further clarification of how we allocate resources.  We are trying to convey the fact that resources are not allocated or limited based on the performance of a product line, but rather on the company’s combined resources.  If a project is going to positively impact the company’s total performance and we have the resources it can expect to be approved.  We do not make a decision based on the product line as a business.  As an example of our meaning, in the last 10 years we have only introduced one new meter in our medical product line and that was due to the age and technology of the previous generation of product.  If we were allocating based on the amount of revenue or profits generated by the product line, we would have allocated significantly more resources to product development within that product line, but that is not where we deemed our best growth opportunities to be.

Item 10.    Directors, Executive Officers of the Registrant, Page 45

4.               You have question why we did not comply with rule 401(e) of Regulation S-K.  While we did provide biographic information on our Board of Directors and Executive Officers in our Proxy, a review of Item 10. in our Form 10-K shows that we only referenced the Executive Officers.  We will review this deficiency along with the specific disclosure made in our Proxy with our SEC Counsel and make necessary additions to assure compliance in future filings.

Item 11.    Executive Compensation, Page 45

5.               You have asked why we did not include the fair value of options granted in accordance with FASB ASC Topic 718.  We conducted our final review based on the actual titles of the columns required and failed to recognize that this information was required in the table due to our literal interpretation of the prescribed column title.  These fair value compensation amounts were included in the Grants of Plan-Based Awards table on the following page of the Proxy.  In future filings we will add this information to the Summary Compensation Table as required.

Proxy Statement on Schedule 14A Filed July 30, 2010

6.               You have asked why we have not provided information required by Item 407(h) of Regulation S-K.  Our review of the Proxy filed shows that most if not all of this information was included in various parts of the Proxy, but it was not presented in a concise narrative fashion where it could be easily found.  For future filings, we will consult with our SEC Counsel to develop a narrative that covers all required information in an organized and properly placed format.

Form 10-Q for the quarterly period ended June 30, 2010

Exhibit 31.1 and 31.2

7.               You have asked that we comply in future filings to correct the language in paragraph 4(d)  of the certifications required by Exchange Act 13a-14(a) to include “most recent fiscal quarter(the registrants fourth fiscal quarter in the case of an annual report).”  We will comply in future filings.

We hope that these answers will assist you in your review of our financial disclosures.  If you should require any further information or clarification on these responses, I request that your office contact me at your convenience to allow us to provide any further information and to allow you to conclude this process in an expedient manner.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.